UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I – Registrant Information

LUXURBAN HOTELS INC.

Full Name of Registrant

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

2125 Biscayne Blvd, Suite 253, Miami, Florida 33137

City, State and Zip Code

Part II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As publicly announced by the Company on March 26, 2024, on the recommendation of its audit committee and with the full support of management, LuxUrban Hotels Inc. (the “Company”) expanded its annual audit procedures as part of its adoption of a more robust best practices risk and audit procedures protocol. The Company has engaged its independent registered public accounting firm to conduct a thorough internal review of certain aspects of the Company’s operations. Due to the expanded nature of the audit and time required to complete it, the Company’s audit completion is delayed and as a result the Company requires an extension to file its Annual Report on Form 10-K for the year ended December 31, 2023. The Company believes that this expanded audit procedure will be completed in time so that it may file its Form 10-K within the 15-day extension afforded by this 12b-25 filing. As of the date hereof, there have been no disagreements between the Company and its auditors, or reason to believe the audit will not close within this time frame. The Company does not expect material changes to its operating financial results for the fourth quarter and full year ended December 31, 2023 as a result of the completion of its audit, including with respect to these expanded audit procedures.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Shanoop Kothari, CFO	(877)	269-5952
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LUXURBAN HOTELS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 1, 2024	By:	/s/ Shanoop Kothari
Co-Chief Executive Officer and Chief Financial Officer

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